Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Three Months

Ended December 31, 2015

BEIJING--/PRNewswire/-- January 29, 2016--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2015. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal year 2016, the Company generated revenues of RMB8.6 million (US$1.3 million), compared with revenues of RMB 15.6 million in the three months ended December 31, 2014. The revenues of this quarter largely represented the sales from canola seeds and the decrease was mainly due to exit of market for certain major canola seeds products as the result of increasing competition in the canola seed business

Deferred revenues were RMB306.1 million (US$47.1 million) as of December 31, 2015 compared with RMB329.0 million as of December 31, 2014. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross profit for the three months ended December 31, 2015 was RMB 3.7 million (US$0.6 million), compared with RMB7.8 million in the same period of the prior year. The decrease was in line with the decrease of sales of canola seeds.

Total operating expenses for the first quarter ended December 31, 2015 were RMB25.9 million (US$4.0 million) compared with RMB 30.3 million reported for the same period in fiscal year 2015. Selling and marketing expenses were RMB11.4 million (US$1.8 million) for the first quarter of fiscal year 2016, a significant decrease of 19.4% from RMB14.2 million for the same period last year due mainly to the decline in advertisement and transportation. General and administrative expenses were RMB9.6 million (US$1.5 million) for the first quarter ended December 31, 2015 compared with RMB8.9 million one year ago. Research and development expenses were RMB10.4 million (US$1.6 million) in the first quarter of fiscal year 2016 compared with RMB11.8 million for the same quarter last year.

Operating loss for the first quarter of fiscal year 2016 was RMB22.2 million (US$3.4million), compared with operating loss of RMB 22.5 million for the same period in fiscal year 2015,This reduction in operating loss reflects our efforts to improve our operating efficiency and cost reduction.

Net loss attributable to Origin Agritech Limited for the first quarter of fiscal year 2016 was RMB28.8 million (US$4.4 million), or net loss per basic and diluted share of RMB1.26 (US$0.19), compared with net loss of RMB29.5 million, or net loss per basic and diluted share of RMB1.30 in the same period one year ago.

BALANCE SHEET

As of December 31, 2015, cash and cash equivalents were RMB85.3 million (US$13.1 million) and shareholders' equity was RMB211.0 million (US$32.5 million). The Company had short-term loans of RMB230.0 million (US$35.4 million) and total long-term borrowing of RMB53.8 million (US$8.3 million). Short-term loans were mainly used for settlement of seed purchases, while long-term borrowings of bank loans were used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB104.2 million (US$16.0 million) as of December 31, 2015. These advances represent cash receipts for orders in the upcoming selling season.

MANAGEMENT CHANGE

Effective as of today, the Company appointed Mr. Song Xu as its Chief Financial Officer, replacing Mr. James Chen, who has resigned to pursue other opportunities.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended December 31,
	2014	2015
	RMB	RMB	USD

Revenues	15,590	8,553	1,318
Cost of revenues	(7,788)	(4,855)	(748)
Gross profit	7,802	3,698	570
Operating expenses:
Selling and marketing	(14,183)	(11,434)	(1,761)
General and administrative	(8,862)	(9,627)	(1,483)
Research and development	(11,775)	(10,432)	(1,607)
Other operating income, net	4,553	5,590	861
Total operating expenses, net	(30,267)	(25,903)	(3,990)

Loss from operations	(22,465)	(22,205)	(3,420)
Interest expense	(4,574)	(4,632)	(713)
Interest income	26	49	8
Loss before income taxes	(27,013)	(26,788)	(4,125)
Income tax expense
Current	(1,203)	(1,414)	(218)
Deferred	-	-	-
Income tax expense	(1,203)	(1,414)	(218)
Net loss	(28,216)	(28,202)	(4,343)
Less: Net income attributable to the non-controlling interests	1,287	572	88

Net loss attributable to Origin Agritech Limited	(29,503)	(28,774)	(4,431)
Other comprehensive loss
Net loss	(28,216)	(28,202)	(4,343)
Foreign currency translation difference	401	(1,675)	(258)
Comprehensive loss	(27,815)	(29,877)	(4,601)
Less: Comprehensive income attributable to non-controlling interests	1,287	572	88
Comprehensive loss attributable to Origin Agritech Limited	(29,102)	(30,449)	(4,689)

Net loss attributable to Origin Agritech Limited per share – basic	(1.30)	(1.26)	(0.19)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.30)	(1.26)	(0.19)

Shares used in calculating basic and diluted net loss per share	22,738,541	22,813,541	22,813,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	12/31/2014	9/30/2015	12/31/2015	12/31/2015
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	82,250	66,025	85,307	13,137
Restricted cash	14,350	-	20,280	3,123
Accounts receivable	2,965	2,051	5,087	783
Due from related parties	5,200	-	3,718	572
Advances to suppliers	10,625	10,484	8,264	1,273
Advances to growers	1,903	20,796	1,370	211
Inventories	636,787	439,562	554,035	85,320
Income tax recoverable	48	48	48	7
Other current assets	4,323	4,793	4,587	706
Total current assets	758,451	543,759	682,696	105,132
Restricted cash	-	20,280	-	-
Land use rights, net	32,130	31,722	31,421	4,839
Plant and equipment, net	334,899	324,905	319,322	49,175
Equity investments	23,721	18,721	18,721	2,883
Goodwill	11,973	11,973	11,973	1,844
Acquired intangible assets, net	33,882	31,390	31,589	4,865
Other assets	3,502	3,079	2,345	361
Total assets	1,198,558	985,829	1,098,067	169,099
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	245,000	220,000	230,000	35,419
Current portion of long-term borrowings	32,488	24,000	26,981	4,155
Accounts payable	15,514	4,389	16,196	2,494
Due to growers	57,862	17,337	49,268	7,587
Due to related parties	11,469	42,284	11,612	1,788
Advances from customers	126,201	264,547	104,204	16,047
Deferred revenues	328,975	11,248	306,143	47,145
Income tax payable	1,203	37	1,377	212
Other payables and accrued expenses	58,926	50,298	44,769	6,894
Total current liabilities	877,638	634,140	790,550	121,741
Long-term borrowings	19,523	40,972	26,773	4,123
Other long-term liability	18,689	19,939	19,604	3,020
Total liabilities	915,850	695,051	836,927	128,884
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,091,163 and 24,091,163 shares issued as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively;
22,738,541, 22,813,541 and 22,813,541 shares outstanding as of
December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	-	-
Additional paid-in capital	401,824	402,500	402,739	62,021
Accumulated deficit	(132,503)	(116,808)	(145,582)	(22,419)
Treasury stock at cost (1,277,622, 1,277,672 and 1,277,622 shares	(37,445)	(37,445)	(37,445)	(5,766)
as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)
Accumulated other comprehensive loss	(4,045)	(7,053)	(8,728)	(1,345)
Total Origin Agritech Limited shareholders’ equity	227,831	241,194	210,984	32,491

Non-controlling interests	54,877	49,584	50,156	7,724
Total equity	282,708	290,778	261,140	40,215

Total liabilities and equity	1,198,558	985,829	1,098,067	169,099

UNAUDITED SEGMENT INFORMATION

Contributions of the major activities and profitability information of the Company’s reportable segments for the three months ended December 31, 2014 and 2015 are as follows:

(In thousands)	Three Months ended December 31,
	2014	2015
	RMB	RMB	US$
Segment net revenues
Seed Production &Distribution	15,590	8,553	1,318
Biotech &Product Development	469	391	60
Segment total net revenues	16,059	8,944	1,378
Inter-segment sales eliminations	(469)	(391)	(60)
Reconciliation to consolidated revenues	15,590	8,553	1,318

Segment operating loss
Seed Production &Distribution	16,676	14,777	2,276
Biotech &Product Development	4,037	5,317	819
Total segment operating loss	20,713	20,094	3,095
Unallocated corporate operating expenses, net	1,752	2,111	325
Reconciliation to consolidated income (loss) from operations	22,465	22,205	3,420

CONTACT:

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506